SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2006

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMERICA MOVIL S.A. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

Shareholders Approved the Merger of América Telecom into América Móvil

MEXICO CITY, Mexico, December 13, 2006 -- América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) today announced that at the Shareholders’ Meeting that was held on this date, the merger of América Telecom, S.A. de C.V. (“AMTEL”) into AMX was approved. The merger will become effective immediately among the parties. The Comisión Federal de Competencia had previously approved the merger.

In virtue of this, an exchange of 4.07128 AMX shares for each AMTEL share will take place in or before February 2007. As a consequence of the merger, AMX will cancel, on a net basis, approximately 600 million outstanding “L” shares and will assume AMTEL´s net indebtedness.

As of October 31, 2006, AMTEL held 14,630 million shares of AMX, representing 40.74% of the outstanding capital stock of AMX. AMTEL´s net indebtedness was equivalent to approximately US$ 1.27 billion.

An amendment to the by-laws of AMX was also approved at the Shareholders´ Meeting in order to comply with the dispositions of the Ley del Mercado de Valores. As of today, AMX has adopted the legal form of “Sociedad Anónima Bursátil” changing its name to “América Móvil, S.A.B. de C.V. ” in compliance with the Ley del Mercado de Valores.

About AMX

AMX is the leading provider of wireless services in Latin America. As of October 30, 2006, it had over 115 million wireless subscribers and 2 million fixed wire-lines in the Americas.

Legal Disclaimer

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States, if any, will be made by means of a prospectus that may be obtained from AMX and that will contain detailed information about AMX and its management, as well as financial statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2006

AMERICA MOVIL, S.A. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer